UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25



             [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q

For Period Ended: December 31, 1995.......................SEC FILE NUMBER I-9418
                                                         CUSIP NUMBERS 138219407

[X]  Transition  Report  on Form  10-K
[ ]  Transition  Report  on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended: December 31, 1995


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-K


Part I - Registrant Information

         Full Name of Registrant           The Canton Industrial Corporation

         Former Name if Applicable                        N/A

         Address of Principal Executive Office:
                  268 West 400 South
                  Salt Lake City, Utah  84101

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on From 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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         (c)  The  accountant's  statement  or other  exhibit  required  by Rule
              12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         At the end of the fourth quarter of 1995, Smith & Co., the Company's certifying accountant resigned. The Company then engaged Andersen, Andersen & Strong as its new certifying accountant. Because Andersen, Andersen & Strong did not have the opportunity to review the Company's accounting records prior to year end, all audit work had to be performed during the first quarter of 1996. This has taken additional time and is the reason for the delay in completion of the audit for December 31, 1995. The Company is working with Andersen, Andersen & Strong to complete the audit required by the Form 10-KSB.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

         Steven A. Christensen           President              (801) 575-8073
               (Name)                    (Title)              (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            (X) Yes ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           ( ) Yes (X) No

         If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.


                        The Canton Industrial Corporation
                  (Name of Registrant as specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30, 1996    By:  /s/ Steven A. Christensen
                            Name: Steven A. Christensen
                            Title:    President